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                             November 27, 2023

       El  as Sacal Cababi
       Chief Executive Officer
       Murano Global Investments Ltd
       F. C. de Cuernavaca 20, 12th floor, Lomas - Virreyes
       Lomas de Chapultepec III Secc
       Miguel Hidalgo, 11000 Mexico City, Mexico, CDMX

                                                        Re: Murano Global
Investments Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed November 8,
2023
                                                            File No. 333-273849

       Dear El  as Sacal Cababi  :

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 26, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4 filed November 8, 2023

       Questions and Answers About the Business Combination and the Extraordinary Meeting, page
       11

   1. We reissue prior comment 6. Please disclose on page 16 when discussing the equity stake current HCM Holders and
Murano Shareholders will have in PubCo after the Closing and elsewhere in the
prospectus where similar disclosure is provided the sponsor and its affiliates' total
potential ownership interest in the combined company, assuming exercise and conversion of all
securities, including the private placement warrants. Please also add footnote 2 from the
table on page 37 to the table on pages 16-17.
 El  as Sacal Cababi
FirstName LastNameEl  as
Murano Global  InvestmentsSacal
                           Ltd Cababi
Comapany 27,
November   NameMurano
              2023      Global Investments Ltd
November
Page 2    27, 2023 Page 2
FirstName LastName
2. We reissue prior comment 4. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
Material US Federal Income Tax Considerations, page 131

3. We partially reissue comment 8. We continue to note the disclosures regarding the possibility that the transaction may qualify as a "reorganization" under Section 368 and would therefore not be a taxable event. See the disclosure on pages 22, 90 and 132. Please provide an opinion of counsel regarding Section 368 or revise the disclosure throughout the prospectus to make it clear the transaction will not qualify as a reorganization. In addition, we note that the opinion of counsel states that the transaction "should" qualify as a transaction under Section 351(a). Please revise to clearly explain why you cannot give a
            will    opinion and to describe the degree of uncertainty. Please
also provide risk factor
         disclosure of the risks of the uncertain tax treatment to investors. Lastly, it is inappropriate to exclude PFIC status from the scope of the opinion. Please revise. For guidance see
         Section III.C.4 of Staff Legal Bulletin and footnote 44.
Summary of HCM Financial Analysis
Materials of HCM's Financial Advisor, page 149

4. We note your response to prior comment 11. Please revise the disclosure consistent with the response.
5. We reissue prior comment 13. We continue to note that CCM was retained as a financial advisor to HCM. Please clearly describe the role of CCM in the de-SPAC transaction, and the level of diligence the financial advisor performed in connection with the transaction.
Debt, page 204

6. We reissue prior comment 18. For debt with variable interest rates, please clearly disclose the interest rate as of a recent date.
Certain Murano Relationships and Related Transactions, page 206

7. We note your response to prior comment 19. Please disclose the terms of the lease, including any additional payments above the base rent, the term of the tenancy and the schedule of payments. Please also clarify the amount paid under the lease to date.
 El  as Sacal Cababi
FirstName LastNameEl  as
Murano Global  InvestmentsSacal
                           Ltd Cababi
Comapany 27,
November   NameMurano
              2023      Global Investments Ltd
November
Page 3    27, 2023 Page 3
FirstName LastName
       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E.
Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Hugo F. Triaca